November 1, 2012                                                                                     Via Facsimile and EDGAR

Nicholas Panos
Senior Special Counsel
Division of Corporate Finance
Office of Mergers & Acquisitions
Securities and Exchange Commission
Washington, D.C. 20549-3628

Re: Inland American Real Estate Investment Trust, Inc.
Schedule TO-T
Filed October 12, 2012 by CMG Partners, LLC
File No. 005-85811

Dear Mr. Panos:

Further to our phone conversation yesterday, I am hereby supplementing our previous responses to your comments presented as item #3 and #4 of your letter dated October 22, 2012, regarding the above-referenced filing.  Set forth below are my supplemental responses numbered to correspond to your numbered comments.

3)
The offer states that proration will apply only to those shares that are “validly tendered and not withdrawn.” Thus, validly tendered shares, where the “all-or-none” box has been checked, are treated as automatically withdrawn if proration would occur after including all such shares in the tender. Thus, in such a circumstance, shares tendered by those who have checked the “all-or-none” box will be considered to have automatically withdrawn their tenders. Accordingly, proration will only occur in the event that, after adjusting for the automatic withdrawal of the “all-or-none” tendered shares, and any other shares validly withdrawn, the offer remains oversubscribed.  Put another way, we would need to follow proration procedures only if we have validly tendered shares in excess of our purchase limit, after the effect of shares that have been withdrawn—either by a “normal” withdrawal by the shareholder or by means of the automatic withdrawal via the “all-or-none” selection. Since we view the “all-or-none” tenders to be automatically withdrawn in that circumstance, such shareholders would not have to follow the withdrawal procedures provided for in the offer.

4)
Our intent and meaning concerning a “final and binding” determination is that, unless otherwise challenged by a tendering shareholder in a court of competent jurisdiction, the terms of our offer are final and binding.  By extension, it is also our meaning that the tendering shareholder is always able to contest such a decision in court, and that each and every tendering security holder will in no way forfeit their right to do so. While we believe that this acknowledgement applies to the other sections of the offer as well, in the event that we amend the offer for any reason, we will at that time, clarify and re-state accordingly wherever a reference is made concerning a final and binding determination.

Sincerely,

/s/ Mark Swenson
Mark Swenson